Exhibit 99.1

Increased Space Orders to Volvo Aero after Successful Design Reviews

STOCKHOLM, Sweden--(BUSINESS WIRE)--May 31, 2006--Volvo Aero (NASDAQ:VOLV) (STO:VOLVA) (STO:VOLVB) has received expanded orders for SEK 110 M from the Swedish National Space Board after successful preliminary design reviews. The orders involve TPX and SWEA, two demonstration projects in which Volvo Aero is demonstrating technologies for next generation rocket engine turbines and nozzles.

The TPX project, which has now received an order amounting to SEK 50 M, will realize several of Volvo Aero's previously patented technologies and represents the start of a new family of turbines for future turbo pumps. The new contract finances work until the delivery of hardware for testing in turbo pumps, scheduled for fourth quarter 2007.

The SWEA project has been under way since autumn 2004. The goal is that the sandwich nozzles designed and produced in the project will be tested full scale on a Vulcain 2 engine in Germany during the fourth quarter 2007. The new order, valued at SEK 60 M, finances the project through to delivery of the nozzle hardware for engine testing.

"The overall goal of the projects is to demonstrate high robustness and reliability at a low production cost for next generation rocket engines. After a successful test series our new technologies will have been demonstrated to a level that enables ESA, European Space Agency, the start of a full-scale development project," says Anders I Pettersson Project Manager for TPX.

The unique aspect of TPX is that a completely new turbine configuration has been designed which is characterized by a substantial reduction in the number of parts. A high degree of efficient and automated machining is used instead of cast and flat-shaped components.

"Volvo Aero is the center of excellence in Europe in this area and this is something that we can also find useful when we design rotating components for our commercial aircraft engine components," says Anders I Pettersson.

"There are also distinct synergy effects with regard to manufacturing of commercial aircraft engine components, which are also developed at Volvo Aero," adds Tomas Damgaard, Project Manager for SWEA.

The TPX and SWEA projects, which are financed by the Swedish National Space Board and the French Space Administration CNES, are being carried out in close cooperation with Volvo Aero's partner Snecma. Within the SWEA project, there is a close cooperation with ESA and EADS ST.

Both projects are in line with Volvo Aero's comprehensive goal to attain reduced weight and fuel consumtion, as well as lower costs.

Volvo Aero develops and manufactures components for aircraft and rocket engines with a high technology content in cooperation with the world's leading producers. Volvo Aero offers an extensive range of services, including sales of spare parts for aircraft engines and aircraft, sales and leasing of aircraft engines and aircraft, as well as overhaul and repair of aircraft engines. Volvo Aero is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo
Ulf Palmnas, +46 705 690 432